January 13, 2025

Gail Peck
Chief Financial Officer
Arcosa, Inc.
500 N. Akard Street, Suite 400
Dallas, TX 75201

       Re: Arcosa, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 23, 2024
           File No. 001-38494
Dear Gail Peck:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing